UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                         Computer Learning Centers, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    205199102
                                    ---------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  205199102              13G                          Page 2 of 7 pages

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1        Name of Reporting Person                 General Atlantic Corporation
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2        Check the Appropriate Box                (a) [ ]
         if a Member of a Group                   (b) [X]
--------------------------------------------------------------------------------
3        S.E.C. Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  1,716,378
Beneficially               (6)   Shared Voting Power                1,228,339
Owned by Each              (7)   Sole Dispositive Power             1,716,378
Reporting Person           (8)   Shared Dispositive Power           1,228,339

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         2,944,717

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      18.4%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             C0

--------------------------------------------------------------------------------

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CUSIP NO.  205199102              13G                          Page 3 of 7 pages


--------------------------------------------------------------------------------
1.   Name of Reporting Person             General Atlantic Partners II, L.P.
     S.S. or I.R.S. Identifica-
     tion No. of Above Person
--------------------------------------------------------------------------------
2.   Check the Appropriate Box            (a) [X]
     if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3.   S.E.C. Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                1,228,339
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           1,228,339

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         1,228,339

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      7.7%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

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CUSIP NO.  205199102              13G                          Page 4 of 7 pages


--------------------------------------------------------------------------------
1.       Name of Reporting Person             GAP-CLC, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box            (a) [X]
         if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                1,228,339
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           1,228,339

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         1,228,339

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      7.7%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

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CUSIP NO.  205199102              13G                          Page 5 of 7 pages


                         AMENDMENT NO. 2 TO SCHEDULE 13G
                         -------------------------------

         This Amendment No. 2 to Schedule 13G (this "Amendment") is filed by the undersigned to amend the Schedule 13G, filed February 9, 1996, as amended on February 14, 1997, with respect to the shares of common stock, par value $.01 per share of Computer Learning Centers, Inc.


Item 4. As of March 31, 1998, GAC, GAP II and GAPCLC owned of record 1,716,378 Shares, 1,201,602 Shares and 26,737 Shares, respectively, or 10.7%, 7.5% and 0.2%, respectively, of the issued and outstanding Shares. The general partner of GAP II is General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"). The managing members of GAP are Steven A. Denning, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William O. Grabe, William E. Ford, Peter L. Bloom, Nancy
         E. Cooper and Franchon M. Smithson (collectively, the "GAP Managing Members"). Stephen P. Reynolds, one of the GAP Managing Members, is the general partner of GAPCLC. By virtue of the fact that Stephen P. Reynolds is also the general partner authorized and empowered to vote and dispose of the securities held by GAPCLC, GAP II and GAPCLC may be deemed to share voting power and the power to direct the disposition of the Shares which each of them owns of record. The GAP Managing Members are officers, and certain of them are shareholders, of General Atlantic Service Corporation, which advises GAC with respect to the investment in Computer Learning Centers, Inc.
                  GAC, GAP II and GAPCLC have entered into a Voting Agreement made as of May 5, 1995 in which GAP II and GAPCLC agree to cause the Shares owned by them to be voted in such manner as shall be determined by GAC in its sole discretion. By virtue of this Agreement GAC may be deemed to share voting power and the power to direct the disposition of the Shares owned by GAP II and GAPCLC.

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CUSIP NO.  205199102              13G                          Page 6 of 7 pages


                  GAC is a wholly-owned subsidiary of Genant Securities N.V., a Netherlands Antilles corporation ("GS"). The address of GS is c/o Holland Intertrust N.V., De Ruyter Kade 58A, Netherlands Antilles. GS is a wholly-owned subsidiary of General Atlantic Investments Limited, a Bermuda corporation ("GAIL"). The address of GAIL is Washington Mall II, Church Street, Hamilton 5, Bermuda. GAIL is a wholly-owned subsidiary of General Atlantic Group Limited, a Bermuda corporation ("GAGL"). The address of GAGL is Washington Mall II, Church Street, Hamilton 5, Bermuda. GAGL is a wholly-owned subsidiary of Exeter Associates Limited, a Bermuda corporation ("EA"). The address of EA is P.O. Box HM 666, Clarendon House, Church Street, Hamilton HM CX, Bermuda. EA is a wholly-owned subsidiary of The Atlantic Foundation, a Bermuda grant-making charitable corporation. The address of The Atlantic Foundation is P.O. Box HM 666, Clarendon House, Church Street, Hamilton HM CX, Bermuda.

                  Accordingly, as of March 31, 1998, each of GAP II and GAPCLC may be deemed to own beneficially an aggregate of 1,228,339 Shares or 7.7% of the issued and outstanding Shares, and GAC may be deemed to own beneficially 2,944,717 Shares or 18.4% of the issued and outstanding Shares. Each of GAP II and GAPCLC has the shared power to direct the vote and the shared power to direct the disposition of the 1,228,339 Shares that may be deemed to be owned beneficially by each of them. GAC has the sole power to direct the vote and the sole power to direct the disposition of the 1,716,378 Shares that it owns of record, and has the shared power to direct the vote and the shared power to direct the disposition of the 1,228,339 Shares owned of record by GAP II and GAPCLC.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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CUSIP NO.  205199102              13G                          Page 7 of 7 pages


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: As of April 24, 1998

                                       GENERAL ATLANTIC CORPORATION

                                       By: /s/ Julie S. Lefkowitz
                                       --------------------------
                                       Julie S. Lefkowitz
                                       Vice President and Secretary


                                       GENERAL ATLANTIC PARTNERS II, L.P.

                                       By: GENERAL ATLANTIC PARTNERS, LLC,
                                           its General Partner

                                           By: /s/ Nancy E. Cooper
                                           -----------------------
                                           Nancy E. Cooper,
                                           a Managing Member


                                       GAP-CLC, L.P.

                                       By: /s/ Stephen P. Reynolds
                                       ---------------------------
                                       Stephen P. Reynolds
                                       General Partner